VIA EDGAR CORRESPONDENCE AND E-MAIL

January 12, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sara von Althann

Re: Getty Realty Corp.

Registration Statement on Form S-3
Filed December 12, 2014
File No. 333-200913

Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 001-13777

Dear Ms. von Althann:

This letter sets forth the response of Getty Realty Corp. (the “Company,” “we,” “us” or “our”) to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 31, 2014, relating to the Company’s Registration Statement on Form S-3, filed with the Commission on December 12, 2014 (the “Form S-3”), and our response to the comment letter from the Staff of the Commission, dated December 29, 2014, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on March 17, 2014 (the “Form 10-K”). For your convenience, we have set forth each of the Staff’s original comments in italics immediately preceding our responses.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Registration Statement on Form S-3

General

1.	As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2013, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Response: We respectfully acknowledge the Staff’s comment and have responded below to the Staff’s comments to the Form 10-K. Based on the Staff’s comments to the Form 10-K and the Company’s responses to those comments, the Company does not believe that any amendments to the Form S-3 are necessary.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1. Business, page 5

Company Operations, page 5

1.	We note that the majority of your leases are triple-net leases. In future Exchange Act periodic reports, please provide disclosure regarding how you monitor the credit quality of your tenants.

Response: In our future Annual Reports on Form 10-K, we will describe how we monitor the credit quality of our tenants by including disclosure substantially similar to the following:

“During the term of each lease, we monitor the credit quality of our tenants by (1) reviewing the credit rating of tenants, if and to the extent assigned by credit rating agencies, (2) reviewing financial statements of our tenants that are publicly available or that are delivered to us pursuant to the applicable lease, (3) monitoring news reports regarding our tenants and their respective businesses, and (4) monitoring the timeliness of lease payments and the performance of other financial covenants under the lease.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.	In future Exchange Act periodic reports, please provide disclosure that addresses period to period changes in same store performance, addressing the relative impact of occupancy and rental rate changes.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Response: We respectfully direct your attention to Part I, Item 2. Properties in the Form 10-K, in which we disclose rental unit expirations and the annualized contractual rent of our tenants. Given the long term unitary net lease structure for approximately 88% of our properties and the overall consistent performance of our leases, we respectfully advise the Staff that property level occupancy and rental rate changes have been immaterial to our financial performance. However, we will continue to monitor these factors and make the appropriate disclosures if they become material in the future.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any further comments or would like to discuss the Company’s responses, please do not hesitate to contact the undersigned at (516) 478-5414.

Respectfully submitted,

/s/ Eugene Shnayderman
Eugene Shnayderman Chief Accounting Officer & Controller

cc:	Joshua Dicker, Esq., Senior Vice President, General Counsel and Secretary
Wm. David Chalk, Esq., DLA Piper LLP (US)